Telephone and Data Systems, Inc.
30 N. LaSalle, Suite 4000
Chicago, IL 60602
312-630-1900
Fax: 312-630-9299

February 27, 2008

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Telephone and Data Systems, Inc. Form 10-K for the Year ended December 31, 2006 Filed June 19, 2007 File No. 001-14157

Dear Mr. Spirgel:

This letter responds to your letter dated February 20, 2008, to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. ("TDS" or "Company"), regarding a comment of the Staff of the Securities and Exchange Commission ("SEC" or "Commission") on the above-referenced filing. The Staff's comment is repeated below. References to page numbers are those in the above-referenced documents as filed, or the corresponding exhibits thereto, as indicated below.

Exhibit 99.1

Information As Expected To Be Included in 2007 Proxy Statement

Comment 1:

Long-Term Equity Compensation, page 51

1.	We have considered your response to comment nine in our letter dated October 31, 2007. To the extent that you use similar data in the future for purposes of benchmarking compensation, please identify all of the benchmarked companies. See Regulation S-K Item 402(b)(2)(xiv). So that investors may better understand the kind of benchmarking information you used in determining the target allocation of long-term compensation awards and performance multiples for your named executive officers, explain in detail the types of companies included in the benchmarking survey and discuss why you chose to benchmark this element of compensation to a broader group of companies than the peer group companies identified on page 49 of your definitive proxy statement.

Response:

In future filings, the Company undertakes to identify in the Compensation Disclosure and Analysis the names of all of the component companies that the Company or the Compensation Committee receives or considers in the benchmarking of compensation of executive officers. However, to the extent that the Company and Compensation Committee only receive and consider the aggregate results of the benchmark survey prepared by the Company's compensation consultant and do not receive and consider the identities of the individual component companies that are included in the benchmarking survey, the Company will disclose this fact and explain why the Company and Compensation Committee do not receive and consider the identities of the component companies.

In addition, the Company will explain in detail the types of companies included in the benchmarking survey and discuss why it chose to benchmark this element of compensation to a broader group of companies than the peer group companies identified in the definitive proxy statement.

In particular, for the 2006 annual equity compensation awards that were based on 2005 performance described in the above filing, market benchmark data was obtained from the Towers Perrin 2005 Compensation Data Bank Executive Compensation Database. The database contained approximately 700 companies that represented a diverse range of companies across all industries, including companies from the telecommunications, retail, financial, electronics, pharmaceutical, manufacturing and consumer products sectors. For comparison purposes, Towers Perrin provided market benchmark data based on a blended average basis with 50% of the total based on telecommunications industry data and 50% based on general industry data contained in the database. In addition, the benchmark data provided was based on only those companies that had approximate annual revenues in the $3 billion to $6 billion revenue range. This database was used to benchmark the equity compensation awards of the named executive officers. This database was also used to benchmark the ranges of annual cash compensation considered to be appropriate for the named executive officers, which will be disclosed in the proxy statement.

We believe this approach is a reasonably accurate reflection of the competitive market for such elements of compensation necessary to retain current executives and attract future executives to positions at TDS. In addition, we also believe this methodology is more statistically valid than solely benchmarking these elements of compensation to the peer group of companies identified on page 49 of the above document.

The Company hereby undertakes to include information similar to the foregoing in future filings based on facts and circumstances at such time.

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The foregoing was reviewed with the TDS Compensation Committee.

In connection with responding to the Staff's comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.

Sincerely, Telephone and Data Systems, Inc. /s/ Kenneth R. Meyers

Kenneth R. Meyers Executive Vice President and Chief Financial Officer

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